UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18 October 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oasis Midstream Partners LP

File No. 1-38212 -- CF# 35538

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Oasis Midstream Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 29, 2017.

Based on representations by Oasis Midstream Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through September 29, 2027
Exhibit 10.7	through September 29, 2027
Exhibit 10.8	through September 29, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary